Exhibit 99.2

EXECUTION VERSION

AMENDMENT NO. 2 TO THE SALES AND PURCHASE AGREEMENT

This AMENDMENT NO. 2 (this “Amendment”), dated as of April 3, 2025, to the Sales and Purchase Agreement (as defined below), is made by and among:

(a)	Golden TechGen Limited, a company incorporated under the laws of British Virgin Islands (“GT”); and

(b)	Cango Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Purchaser”).

Capitalized terms not defined in this Amendment shall have the meaning ascribed to such terms in the Sales and Purchase Agreement.

RECITALS

WHEREAS, the Purchaser and the Sellers entered into an On-Rack Sales and Purchase Agreement, dated November 6, 2024 (as amended by Amendment No. 1 to the Sales and Purchase Agreement dated as of March 25, 2025 entered into by and between GT and the Purchaser (the “Amendment No. 1”), and as may be further amended, supplemented, modified and varied from time to time, the “Sales and Purchase Agreement”), pursuant to which the Purchaser agreed to purchase the Purchased Assets from the Sellers in accordance with the terms and conditions set forth therein;

WHEREAS, the Purchaser recently received a preliminary non-binding letter of intent (as may be amended, supplemented, modified and varied from time to time, the “Letter of Intent”) from Enduring Wealth Capital Limited, a company established in the British Virgin Islands, expressing its non-binding intent to obtain control of the Company through a series of transactions as specified in the Letter of Intent and described in the press release of the Purchaser issued on March 14, 2025 (such transactions, the “Proposed Transactions”);

WHEREAS, the Purchaser and GT entered into Amendment No. 1 to the Sales and Purchase Agreement on March 25, 2025;

WHEREAS, the Purchaser has entered into a share purchase agreement on April 3, 2025 (the “PRC Business Disposal SPA”) with Ursalpha Digital Limited, a company incorporated under the Laws of British Virgin Islands (“Ursalpha Digital”), pursuant to which Ursalpha Digital will acquire the PRC Business (as defined therein) from the Purchaser (the “PRC Business Disposal”);

WHEREAS, pursuant to Clause 16 of the Sales and Purchase Agreement, the Purchaser and GT intend to amend the Sales and Purchase Agreement as set forth in this Amendment, and this Amendment shall be binding on all the Parties to the Sales and Purchase Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter contained, and intending to be legally bound, the Purchaser and GT hereby agree as follows:

Section 1.       Amendment.

(a)   The following definitions shall be added to Clause 1.1 of the Shares and Purchase Agreement:

(i)            “Exempted Matters” means the Proposed Transactions, the PRC Business Disposal, the Purchaser’s consideration, discussion, execution and performance of any contracts with respect to the Proposed Transactions or the PRC Business Disposal (including without limitation the PRC Business Disposal SPA), and any other actions or omissions relating to or arising from the foregoing, in each case whether occurring before, on or after April 3, 2025.

(ii)            “Proposed Transactions” means the transactions proposed in the letter of intent delivered by Enduring Wealth Capital Limited, a company established in the British Virgin Islands, to the Company, including the PRC Business Disposal and the Secondary Acquisition (as defined therein).

(iii)           “PRC Business Disposal” means the transactions contemplated by the PRC Business Disposal SPA, including without limitation Purchaser’s sale of the PRC Business (as defined in the PRC Business Disposal SPA) to Ursalpha Digital in accordance with the terms and conditions contained therein.

(iv)           “PRC Business Disposal SPA” means the share purchase agreement, dated April 3, 2025, by and between the Purchaser and Ursalpha Digital Limited, a company incorporated under the Laws of British Virgin Islands (“Ursalpha Digital”), as may be amended, supplemented, modified and varied from time to time in accordance with its terms.

(b)    Clause 6.5 of the Sales and Purchase Agreement shall be replaced in its entirety with the following paragraph: “The Purchaser shall procure that, between the date of this Agreement and the Closing that is the last to occur in time, the Purchaser shall (i) use commercially reasonable efforts to carry on the business of the Purchaser and its subsidiaries, taken as a whole, in the ordinary and usual course consistent with past practice (provided that none of the Exempted Matters shall be deemed to be a breach of this Clause 6.5(i)), (ii) without prior written consent of GT, not declare or pay any dividend or other distribution to its shareholders, and (iii) except for any ESOP Awards and any shares which may be issued pursuant to the ESOP Awards, not issue any warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Purchaser or its subsidiaries.”

(c)    Clause 14.1 of the Sales and Purchase Agreement shall be replaced in its entirety with the following paragraph: “Each Party shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable, to facilitate the completion of the transactions contemplated by the Transaction Documents as soon as practicable, including, (i) to make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Proposed Transaction and the Bitmain SPA as soon as reasonably practicable after the date of this Agreement and/or provide the necessary information in connection with such filing or notification, and (ii) to make any necessary submission/filing or provision of information in order to obtain the Supplemental Approval; provided that none of the Exempted Matters shall be deemed to be a breach by any Party of this Clause 14.1 (including without limitation any delay in the submission/filing with respect to the Supplemental Approval).”

Section 2.      Efforts Regarding Further Amendments. Each of Purchaser and GT hereby agrees to discuss in good faith and use commercially reasonable efforts to agree on and execute further amendments to the Sales and Purchase Agreement as may be necessary or desirable in connection with the PRC Business Disposal, the PRC Business Disposal SPA and the Proposed Transactions.

Section 3.      No Other Amendment. The Purchaser and GT hereby confirm that, (i) all references to “this Agreement” in the Sales and Purchase Agreement and any other Transaction Document shall be deemed to mean the Sales and Purchase Agreement, as amended by the Amendment No. 1 and this Amendment, and (ii) except as expressly set forth herein, the terms and conditions of the Sales and Purchase Agreement shall not be or be deemed to be amended, modified or waived by this Amendment and shall continue in full force and effect.

Section 4.      Miscellaneous. Clause 10 (Confidentiality and Communications), Clause 12 (Notices), Clause 20 (Governing Law and Dispute Resolution), Clause 22 (Counterparts and Electronic Signatures) and Clause 23 (Specific Performance) of the Sales and Purchase Agreement shall apply to this Amendment mutatis mutandis.

Section 5.      Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the Hong Kong Special Administrative Region without giving effect to any choice or conflict of law provision or rule thereof.

Section 6.      Transaction Document. This Amendment shall constitute a Transaction Document for purposes of the Sales and Purchase Agreement and each other Transaction Document. In the event of any conflict between the terms of this Amendment and the terms of the Sales and Purchase Agreement, the terms of this Amendment shall prevail.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as a deed as of the date first written above.

SIGNED as a deed

By GOLDEN TECHGEN LIMITED

Acting by

/s/ Leo Li
Name:	Leo Li
Title:	Authorized Signatory

[Signature Page to Amendment No. 2]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as a deed as of the date first written above.

SIGNED as a deed

By CANGO INC.

Acting by

/s/ Jiayuan Lin
Name:	Jiayuan Lin (林佳元)
Title:	Director

[Signature Page to Amendment No. 2]